UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on December 1st, 2015

On December 1st, 2015, at 10 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to take resolutions on the following Agenda:

I.        To appoint Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of the Identity Card RG No. 04.621.473-0 IFP/RJ, enrolled with the Individual Taxpayer Registry (“CPF/MF”) under No. 595.644.157-72, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A, in the city of São Paulo, State of São Paulo, as the Company´s Chief Executive Officer, for a complementary term of office that shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

II.       To acknowledge the resignation of Mr. Sergio Agapito Lires Rial as Chairman of the Company’s Board of Directors, in order to comply with article 11, sole paragraph, of the Company’s Bylaws.

Pursuant to the discussions held by the Board of Directors on September 9th, 2015 and disclosed to market on the same date, the Board of Directors have meet to formalize the minutes required to implement the Chief Executive Officer´s succession plan. Thus, the matters were discussed and were both approved unanimously by the attending Directors.

It remained formalized that (i) Mr. Jesús Zabalza shall remain as Chief Executive Officer of the Company until Mr. Sergio Rial takes office, by the signature of the respective Vesting Term in the Registry Book of Minutes of Executive Board Meetings, and such date shall be considered for all purposes the date of dismissal of Mr. Jesús Zabalza from the post of Chief Executive Officer; (ii) the resignation of Mr. Sergio Rial as Chairman of the Board of Directors shall be effective as of the date he takes office as Chief Executive Officer; (iii) once the changes above are implemented, the current Vice-Chairman of the Board of Directors Mr. Jesús Zabalza shall assume the roles of Chairman of the Board of Directors, pursuant to the third paragraph of article 15 of the Company’s Bylaws, until a new Chairman of the Board of Directors is appointed; and (iv) Mr. Sergio Rial shall remain as member of the Board of Directors.

The Chief Executive Officer just elected declares that he is not convicted of crime set in law, which forbids him from performing commercial activities and fulfills all the requirements set forth in Resolution CMN 4.122/2012, and shall only take office as Chief Executive Officer after authorization of his election by the Brazilian Central Bank.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, December 1st, 2015.

Signatures: Sergio Agapito Lires Rial – Chairman; Jesús María Zabalza Lotina – Vice-Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 1, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer